Norske Skog

Skogn, 2002-09-26

United States Securities and Exchange Commission
Washington DC 20549

USA

02055295

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, September 26, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

SUPPL

Enclosure: Message sent to Oslo Stock Exchange September 26, 2002

dlw 10/10

Norske Skogindustrier ASA
7620 Skogn
N-7620 Skogn, Norway

82-5226

Norske Skog

PRESS RELEASE

Norske Skog has been registered on the FTSE index for socially responsible investors.

One of the world's most prominent providers of share indexes, FTSE, launched an index system, FTSE4Good, last year for socially responsible investors. Norske Skog has now been approved and included in the index. Only a small number of other Norwegian companies have attained a position in this index.

The selection criteria for companies is based on three key themes:
- Working towards environmental sustainability.
- Developing positive relationships with stakeholders.
- Up-holding and supporting universal human rights.

This year, Norske Skog, as the first pulp and paper company in the world, has signed a global agreement that guarantees worker rights. The agreement was made between the International Federation of Chemical, Energy, Mine and General Workers' Union (ICEM), the Norwegian Fellesforbundet and Norske Skog. To Norske Skog, this agreement means putting in writing the core values that the company has always stood for. UN Secretary General, Kofi Annan, first launched the idea for this cooperation in 1998.

26 September, 2002

NORSKE SKOG
Communications and External Relations

More about the FTSE Index at www.ftse4good.com